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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                       ALLIED LIFE FINANCIAL CORPORATION
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   019246107
                      (CUSIP Number of Class of Securities)

                                W. SIDNEY DRUEN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 249-7111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                               ERIC M. FOGEL, ESQ.
                             HAROLD W. NATIONS, ESQ.
                                  HOLLEB & COFF
                         55 E. MONROE STREET, SUITE 4100
                             CHICAGO, ILLINOIS 60603
                            TELEPHONE: (312) 807-4600

                                October 1, 1998
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the requisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), or 13d-1(f) or 13d-1(g), check the following box. [ ]

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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         This Amendment No. 1 amends and supplements the Schedule 13D initially filed on June 10, 1998 with the Securities and Exchange Commission by Nationwide Life Acquisition Corporation ("Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company ("Parent"), an Ohio mutual insurance company, and Parent.
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CUSIP NO. 019246107


1. NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nationwide Mutual Insurance Company (E.I.N.: 31-4177100)


7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,519,033 Common Shares
         2,410,098 Preferred Shares

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        98.7% of the Common Shares and
         100% of the Preferred Shares representing
        99.3% of the voting securities

                                       2
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CUSIP NO. 019246107


1. NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nationwide Life Acquisition Corporation (E.I.N.: 31-1618317)


7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,519,033 Common Shares
         2,410,098 Preferred Shares

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        98.7% of the Common Shares and
         100% of the Preferred Shares representing
        99.3% of the voting securities

                                       3
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Nationwide Life Acquisition Corporation ("Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company ("Parent"), an Ohio Mutual Insurance Company, (as defined herein) obtained all funds needed for the Offer (as defined herein) through a capital contribution from Parent (as defined herein). Parent obtained such funds entirely from existing cash accounts.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     At 5:00 p.m., New York City time, on Wednesday, September 30, 1998, the offer ("the Offer") to purchase all outstanding shares of common stock, no par value (the "Common Shares"), of ALLIED Life Financial Corporation, an Iowa corporation, at a price of $30.00 per Common Share, net to the seller in cash, without interest thereon expired. Based on information provided by the depositary, ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), a total of approximately 2,998,027 Common Shares were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser purchased the Common Shares at the purchase price of $30.00 per Common Share in cash.

     In addition, pursuant to the completion of the merger of ALLIED Mutual Insurance Company with and into Parent on October 1, 1998, Parent owns 100% of the Preferred Shares and 1,521,006 of the Common Shares.

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                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1998

                   NATIONWIDE MUTUAL INSURANCE COMPANY


                   By:      /s/ David A. Diamond
                            -------------------------------
                            Name:   David A. Diamond
                            Title:  Vice President - Enterprise Controller

                   NATIONWIDE LIFE ACQUISITION CORPORATION


                   By:      /s/ Mark B. Koogler
                            -------------------------------
                            Name:   Mark B. Koogler
                            Title:  Vice President - Associate General Counsel